

July 12, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Zahir Teja, President
 And Chief Executive Officer
Phoenix International Ventures, Inc.
2201 Lockheed Way
Carson City, Nevada 89706

Re: Phoenix International Ventures, Inc.
        Amendment No. 2 to Form SB-2
        Filed on June 27, 2007
        File No.: 333-140257

Dear Mr. Teja:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

<u>Statement of Cash Flows, page F-5</u>

1. Please revise your statement of cash flows to classify the repayment of your legal settlement in fiscal 2006 as a cash flow from operating activities instead of financing activities. Please revise accordingly.

Financial Statements – Phoenix International Ventures for the three months ended March 31, 2007

Balance Sheet, page F-23

2. As indicated in your Consolidated Statements of Cash Flows, we note that you issued 396,000 shares of common stock in exchange for $198,000 of debt. We also note that you have included the $198,000 within stockholders equity. We also note, as indicated on page 13 of the filing, that pursuant to certain registration rights, if a registration statement is not declared effective within 12 months of the date of the applicable debt conversion agreement, the shareholders have the right to put such securities back to the Company, with the put price being the amount of the debt converted. Please revise your financial statements to appropriately reflect these shares outside permanent equity. Refer to SFAS 150 and ARS 268.

Organization and Nature of Activities, page F-26

3. We note that effective January 1, 2007 Phoenix International Venture issued 3,000,000 shares of its common stock in exchange for all of the issued and outstanding shares of PAI. Given that there were 3,600,000 shares outstanding of Phoenix International Venture as of December 31, 2006, it is unclear to us the appropriateness of accounting for this transaction as a reverse acquisition. Rather, it appears that Phoenix International Venture is the accounting acquirer pursuant to SFAS 141. Please note however that since Phoenix International Venture is a shell company with no operations, you should not attempt to fair value the 3,000,000 shares issued as consideration. In addition, given the limited operations of PAI, its working capital deficit of $994,447 and accumulated deficit of $2,064,832 as of December 31, 2006 which raise substantial doubt about PAI's ability to continue as a going concern, we would assume that goodwill will not be recorded. Refer to paragraphs 5, 6, 20 through 23 of SFAS 141.

Exhibit 23.1

4. Please revise your consent to refer to your report dated "April 27, 2007," relating to the financial statements of Phoenix International Ventures, Inc. as of December 31, 2006 and the period from August 7, 2006(inception) to December 31, 2006.

General

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure I the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have

Mr. Zahir Teja
Phoenix International Ventures, Inc.
July12, 2007
Page 4

questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director